EXHIBIT 99


INTERSHOP NAMES DR. JUERGEN SCHOETTLER CHIEF FINANCIAL OFFICER

Brings Strong Financial, Operational Experience In A Global Marketplace

Jena, Germany, 15 April 2002 - Intershop Communications AG (Nasdaq: ISHP; Neuer
Markt: ISH), a leading provider of eBusiness solutions for global enterprises, today announced the appointment of Dr. Juergen Schoettler as CFO.

From the company's headquarters in Jena, Germany, Dr. Schoettler will direct Finance, Human Resources, Information Technology, Legal and General Administration. He will report directly to the CEO, Stephan Schambach.

Dr. Schoettler holds a degree in Business Administration from the University of Giessen and later received his Ph.D. from the University of Mannheim, Germany. In his career, he held executive positions at Philips Electronics Germany and Alcan Germany. Before joining Intershop, he was CFO and Managing Director at Messer Griesheim, a leading company in the technical gases industry.

"His wealth of experience and significant contributions to profitable growth and turnaround management will help Intershop meeting the challenges ahead" said Stephan Schambach, Chief Executive Officer of Intershop.

INVESTOR RELATIONS:

Klaus F. Gruendel, T: +49-40-23709-128, F: +49-40-23709-111,
k.gruendel@intershop.com,


PRESS:

Heiner Schaumann, T: +49-3641-50-1000, F: +49-3641-50-1002,
h.schaumann@intershop.com


ABOUT INTERSHOP

Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH) is a leading provider of complete standard e-business-software solutions for global businesses who want to web-enable and centrally manage their commerce processes. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Swarovski, Otto and BOSCH have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.


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THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS
OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.